SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

09059541

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Avenue North
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Kahn (205) 583-3734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

150 Fayetteville St. Suite 1800 (Address) Raleigh (City) North Carolina (State) 27601 (Zip Code)

RECD S.E.C.
MAR 2 2009
505

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/09

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Mar 11, 2012
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. x
- ☒ ~~(g) Computation of Net Capital.~~
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent accounts report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC SECURITIES, INC.

TABLE OF CONTENTS

Note: The Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted, since NBC Securities, Inc. had no such liabilities during the period covered by this financial report.

Deloitte.

Deloitte & Touche LLP
Suite 1800
150 Fayetteville Street
Raleigh, NC 27601
USA

Tel: +1 919 546 8000
Fax: +1 919 833 3276
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
NBC Securities, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of NBC Securities, Inc. (an indirect wholly owned subsidiary of RBC Bancorporation (USA), Inc.) (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I, II, and III listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 27, 2009

NBC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 285,988
CASH AND CASH EQUIVALENTS SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	118,768
DEPOSITS WITH CLEARING ORGANIZATIONS	3,837,230
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	1,476,807
RECEIVABLES FROM CUSTOMERS	11,013,056
SECURITIES OWNED — At fair value	11,944,734
OTHER ASSETS	5,202,915
TOTAL	$33,879,498

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Book overdraft	$ 947,419
Draws on line of credit with Parent	8,289,000
Payable to broker-dealers and clearing organizations	87,058
Payables to customers	3,671,494
Accounts payable, accrued expenses, and other liabilities	2,496,116
Total liabilities	15,491,087
COMMITMENTS AND CONTINGENCIES (Note 15)	
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — authorized, issued, and outstanding, 100 shares	100
Additional paid-in capital	13,050,900
Retained earnings	5,337,411
Total stockholder's equity	18,388,411
TOTAL	$33,879,498

See notes to financial statements.

NBC SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Fee income	$11,393,637
Commissions	11,769,802
Interest on margin loans	736,730
Gain on securities owned	154,938
Interest on securities	520,558
Total revenues	24,575,665
EXPENSES:	
Employee compensation and benefits	15,984,441
Advisory fee expense	2,596,988
Floor brokerage, exchange, and clearance fees	385,155
Communications and data processing	1,627,455
Interest	210,614
Occupancy and equipment	522,790
Other	1,524,931
Total expenses	22,852,374
INCOME BEFORE PROVISION FOR INCOME TAXES	1,723,291
PROVISION FOR INCOME TAXES	655,135
NET INCOME	$ 1,068,156

See notes to financial statements.

NBC SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
BALANCE — December 31, 2007	100	$ 100	$ 13,050,900	$ 4,269,255	$ 17,320,255
Net income				1,068,156	1,068,156
BALANCE — December 31, 2008	100	$ 100	$ 13,050,900	$ 5,337,411	$ 18,388,411

See notes to financial statements.

NBC SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,068,156
Adjustments to reconcile net income to net cash used in operating activities — changes in operating assets and liabilities:	
Cash and cash equivalents segregated under federal and other regulations	(105,383)
Deposits with clearing organizations	(2,087,487)
Receivables from broker-dealers and clearing organizations	1,147,141
Receivables from customers	8,039,801
Securities owned	(1,930,318)
Other assets	(4,535,887)
Payable to customers	(1,258,079)
Payable to broker-dealers and clearing organizations	23,096
Accounts payable, accrued expenses, and other liabilities	(499,420)
Net cash used in operating activities	(138,380)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Book overdraft	(1,524,214)
Proceeds from short-term bank loan with Parent	1,026,000
Net cash used in financing activities	(498,214)
DECREASE IN CASH AND CASH EQUIVALENTS	(636,594)
CASH AND CASH EQUIVALENTS — Beginning of year	922,582
CASH AND CASH EQUIVALENTS — End of year	$ 285,988
SUPPLEMENTAL CASH FLOW DISCLOSURES — Cash paid during the year for:	
Interest	$ 180,159
Taxes paid to Parent	$ 120,213

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

NBC Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc.("FINRA"). On February 22, 2008, RBC Bancorporation (USA), Inc. (formerly known as RBC Centura Banks, a bank holding company ("RBC Bancorporation")) acquired all of the outstanding shares of Alabama National Bancorporation (ANB), the Company's ultimate parent, pursuant to the Agreement and Plan of Merger between ANB, Royal Bank of Canada, and RBC Bancorporation. As a result, First American Bank (the Company's then immediate parent) became a wholly owned subsidiary of RBC Bancorporation.

Effective June 20, 2008, First American Bank merged with its affiliate, RBC Bank (USA) ("RBC Bank"), a wholly owned subsidiary of RBC Bancorporation, with RBC Bank as the surviving entity. As a result, the Company is now a wholly owned subsidiary of RBC Bank.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The recorded value of such instruments approximates their fair value.

Fee Income — Fee income consists of asset management and administration fees. Asset management and administration fees are recognized as revenue over the period that the related service is provided, based upon average customer net asset balances. Customer average net asset balances are based upon quoted market prices and other observable market data.

Customer Securities Transactions — Customer securities transactions are recorded on a settlement-date basis, and the related commission income and expenses are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date, if any, are recorded net by customer as a receivable from customers or a payable to customers in the statement of financial condition.

Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain collateral when appropriate. Margin loan balances are included in receivables from customers in the accompanying statement of financial condition.

Commission income and expenses related to noncustomer securities transactions are recorded on a trade-date basis.

Securities Borrowing Activities — Securities borrowed are recorded at the amount of cash collateral advanced and are included within receivables from broker-dealers and clearing organizations. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded to ensure that such transactions are adequately collateralized.

Income Taxes — The Company accounts for income taxes under Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*. Under FASB Statement No. 109, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

The Company and its parent, RBC Bank, are included in the consolidated federal and state income tax returns filed by RBC Bancorporation. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from RBC Bank.

Securities Owned — Securities owned primarily include a Federal Home Loan Mortgage Corp (FHLMC) bond and auction rate securities. The Company considers its securities owned to be firm investments. Securities owned are reported at fair value, with the resulting unrealized gains and losses recognized in earnings. Gains and losses on the sale of securities are computed using the specific identification method.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards — The Company adopted FASB Statement No. 157, *Fair Value Measurements*, on January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. FASB Statement No. 157 does not require any new fair value measurements. The adoption of FASB Statement No. 157 did not have a material impact on the Company's financial position, results of operations, or cash flows, but has expanded the amount of disclosures in its financial statements.

The Company also adopted FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115,* effective January 1, 2008. FASB Statement No. 159 allows an entity the option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities on an instrument-by-instrument basis. Once the Company has elected to record eligible items at fair value, the decision is generally irrevocable. The adoption of FASB Statement No. 159 did not have a material impact on the Company's financial position, results of operations, or cash flows.

3. RESERVE REQUIREMENTS

Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined by the Rule. At December 31, 2008, the Company had $118,768 segregated under the Rule.

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Deposits for securities borrowed	$ 49,200	$ -
Securities failed-to-deliver/receive	35,984	79,340
Receivable from/payable to clearing broker/organizations	1,391,623	7,718
	$ 1,476,807	$ 87,058

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash, margin, and option transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. Included in accounts receivable from customers is $1,373,646 from officers of the Company. Included in accounts payable to customers is $10,640 payable to officers of the Company.

6. SECURITIES OWNED

The Company owns marketable investment securities consisting of the following:

Federal Home Loan Mortgage Corporation (FHLMC) bond	$ 10,005,102
Auction rate preferred securities	1,775,000
Municipal debt	133,349
Other	31,283
	$ 11,944,734

7. LINES OF CREDIT

The Company maintains an unsecured line of credit with RBC Bank. The line of credit allows for the Company to borrow a maximum of $50,000,000, of which $8,289,000 was outstanding at December 31, 2008. Interest is due monthly at the rate determined by RBC Bank based on the federal funds base rate plus 25 basis points. At December 31, 2008, the rate of interest was 1.365%. Interest paid to RBC Bank during the year ended December 31, 2008, related to this line of credit was $180,159.

8. EMPLOYEE BENEFIT PLANS

The Company participates in a qualified defined contribution plan sponsored by RBC Bank under Section 401(k) of the Internal Revenue Code. Effective February 22, 2008, employee participants can contribute up to 50% of their base salary to the plan on a pretax basis, and the Company matches up to 100% of the first 6% of each participant's contribution. Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. The Company match begins the first day of the month after completion of one year and at least 1,000 hours of service. Vesting in employee contributions and earnings on those contributions are 100% and are immediate. Vesting of Company matches increases 25% per year from 0% after one year of service to 100% after five years of service. As included in the caption "Employee compensation and benefits" in the statement of income, the Company's matching contribution charged to operations for the year ended December 31, 2008, was $260,448.

9. RELATED PARTIES

The Company maintains cash accounts with RBC Bank and its affiliates. At December 31, 2008, the Company had a net overdraft of $947,419 related to zero balance and operating accounts at RBC Bank, cash segregated under Rule 15c3-3 of $118,768 at RBC Bank, and $5,445 in accounts with other affiliates of the Company. Interest income of $5,383 was recognized on these amounts during 2008. During 2008, the Company reimbursed RBC Bank for certain costs incurred by RBC Bank on behalf of the Company totaling $11,519,440. Amounts reimbursed by the Company to RBC Bank principally relate to salaries, commissions, and benefits paid by RBC Bank on behalf of the Company. Net payables to RBC Bank were $1,090,726 at December 31, 2008, and are included in the caption "Accounts payable, accrued expenses, and other liabilities" in the statement of financial condition. Receivables from and payables to customers who are officers or directors of the Company, RBC Bank, or RBC Bancorporation or are affiliated with such related parties are $1,373,646 and $10,640, respectively, at December 31, 2008.

The Company has outstanding loans to employees totaling $4,312,800 as of December 31, 2008. The loans will be forgiven on an annual basis over the lives of the loans dependent on the employees maintaining employment. During 2008, the Company recorded compensation expense totaling $623,191 related to the forgiveness of loans to employees. No employees who received loans have terminated their employment as of December 31, 2008. Additionally, the Company received fees and commissions from related parties totaling $255,924 during the year ended December 31, 2008.

See Note 7 for a discussion of the line of credit with RBC Bank.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. As of December 31, 2008, the fair value of collateral accepted from customers on margin transactions was $98,367,013.

11. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances. At December 31, 2008, the Company had net capital of $8,722,615, which was 64.41% of aggregate debit balances and $8,451,776 in excess of required net capital.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB Statement No. 157 on January 1, 2008. FASB Statement No. 157 provides a framework for measuring fair value and expands disclosures about fair value measurements. FASB Statement No. 157 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. FASB Statement No. 157 also establishes a three-level fair value hierarchy that describes the inputs that are used to measure assets and liabilities, as follows:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Directly or indirectly observable inputs, such as quoted market prices for similar assets or liabilities in active markets; quoted market prices that are not in an active market; or other inputs that are observable in the market, such as prepayment speeds, credit risks and default rates, or inputs that can be corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs that are supported by little or no market activity such as financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These unobservable inputs are determined to be significant to the fair value of the assets or liabilities.

The Company's summary of assets at fair value is measured on a recurring basis and is summarized below. The Company does not have any liabilities measured at fair value on a recurring basis.

Fair Value at December 31, 2008	**Total**	**Level 1**	**Level 2**	**Level 3**
Securities owned	$ 11,944,734	$ -	$ 10,138,451	$ 1,806,283

The valuation techniques used to measure the fair value of the Level 2 securities owned are typically determined using quoted market prices for similar securities. Level 3 securities are valued at par, which approximates fair value.

The table below is reconciliation for the year ended December 31, 2008, for all Level 3 assets that are measured at fair value on a recurring basis:

Securities owned — January 1, 2008	$ -
Total gains or losses:	
Included in earnings	
Included in other comprehensive income	
Purchases, issuance, settlements	1,806,283
Transfers in and out of Level 3	
Securities owned — December 31, 2008	$ 1,806,283

14. INCOME TAXES

The income tax provision included in the statement of income for the year ended December 31, 2008, is as follows:

Current:	
Federal	$ 580,878
State	74,257
Total	$ 655,135

The difference between the income tax provision computed at the statutory federal income tax rate and the Company's income tax provision reflected in the statement of income is primarily due to the effect of state income taxes, net of federal income tax effects.

As of December 31, 2008, the Company does not have any material deferred tax assets or liabilities.

15. COMMITMENTS AND CONTINGENCIES

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

The Company is a defendant in a suit filed by Jefferson County, Alabama, where the plaintiff alleges the Company improperly advised the county concerning the issuance of bonds and interest rate swaps. The Company has not recorded a provision for any settlement related to this claim as of December 31, 2008.

The Company also expects to settle a claim with a former investor and director of the local advisory board of First American Bank through the purchase of certain auction rate securities at par value. RBC Bank, the Company's immediate parent, has recorded a reserve of $500,000 as of December 31, 2008 with respect to this claim which represents an estimate of the difference between fair value and par value of the securities expected to be purchased. RBC Bank has agreed to accept responsibility for any liability that could result in settlement of this claim.

* * * * * *

SUPPLEMENTAL INFORMATION

NBC SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$18,388,411
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets — receivables	(6,632,731)
Other deductions or charges	(1,342,671)
Net capital before haircut on securities positions (tentative net capital)	10,413,009
HAIRCUTS ON SECURITIES:	
Nonconvertible debt	(1,500,765)
Stocks and warrants	(189,629)
NET CAPITAL	$ 8,722,615
2% OF COMBINED AGGREGATE DEBIT ITEMS AS SHOWN IN FORMULA FOR RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 PREPARED AS OF DATE OF NET CAPITAL COMPUTATION	$ 270,839
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER AND MINIMUM NET CAPITAL REQUIREMENT OF SUBSIDIARIES COMPUTED IN ACCORDANCE WITH FOCUS NOTE (A)	$ 250,000
NET CAPITAL REQUIREMENT	$ 270,839
EXCESS NET CAPITAL	$ 8,451,776
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS	64.41 %

There are no differences between the computation of net capital under Rule 15-3-1 included in these financial statements and the computation included in the Company's December 31, 2008, unaudited FOCUS Report filing dated February 26, 2009.

NBC SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2008

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' securities accounts	$ 4,608,273
Monies borrowed collateralized by securities carried for the accounts of customers	3,876,300
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	79,340
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	
Credit balances in firm accounts	17,076
Market value of securities in transfer and unconfirmed greater than 40 days	407,289
Total credit items	8,988,278
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts doubtful of collection	9,604,500
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	48,450
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	14,798
Margin required and on deposit with Options Clearing Corporation (OCC) for all option contracts written or purchased in customer accounts	3,874,198
Aggregate debit items	13,541,946
Less 3% of aggregate debit items	(406,258)
Total debit items	13,135,688
RESERVE COMPUTATION:	
Excess of total debits over total credits	$ 4,147,410
Required deposit	$ -
Amount of deposit	$ 118,768

There are no differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's December 31, 2008, unaudited FOCUS Report filing dated February 26, 2009.

NBC SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2008

Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

A. Market value	None
B. Number of items	None

Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3.

A. Market value	None
B. Number of items	None

There are no differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's December 31, 2008, unaudited FOCUS Report filing dated February 26, 2009.

Deloitte.

Deloitte & Touche LLP
Suite 1800
150 Fayetteville Street
Raleigh, NC 27601
USA

Tel: +1 919 546 8000
Fax: +1 919 833 3276
www.deloitte.com

February 27, 2009

NBC Securities, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of NBC Securities, Inc. (an indirect wholly owned subsidiary of RBC Bancorporation (USA), Inc.) (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB));

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally

accepted accounting principles"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

NBC Securities, Inc.

(An Indirect Wholly Owned Subsidiary of RBC Bancorporation (USA), Inc.)

Financial Statements as of and for the Year Ended December 31, 2008, Supplemental Schedules for the Year Ended December 31, 2008, and Independent Auditors' Report